UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

X4 PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98420X103

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98420X103	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 1,648,485[1] shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 1,648,485[1] shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,485[1] shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%[2]

12.	Type of Reporting Person (See Instructions) IA, PN

1 The shares reported herein for the Reporting Person represent (i) 270,292 shares of the Issuer’s Common Stock beneficially owned (ii) 1,057,000 shares of the Issuer’s Common Stock the Reporting Person has the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”) and (iii) 1,136,000 shares of the Issuer’s Common Stock the Reporting Person has the right to acquire through the exercise of Class A Warrants (“Class A Warrants”). The Pre-Funded Warrants and the Class A Warrants contain a provision (the “Beneficial Ownership Blocker”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock Outstanding. As a result, the Reporting Person is currently prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 1,648,485 shares of Common Stock.

2 The number of shares outstanding for purposes of this percentage calculation assumes (i) 16,102,872 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 424B5 Prospectus as filed with the Securities and Exchange Commission (“SEC”) on November 27, 2019, plus (ii) 398,485 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants and Class A Warrants, as limited by the Beneficial Ownership Blocker.

CUSIP No. 98420X103	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 1,648,485[1] shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 1,648,485[1] shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,485[1] shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%[2]

12.	Type of Reporting Person (See Instructions) HC, IN

1 The shares reported herein for the Reporting Person represent (i) 270,292 shares of the Issuer’s Common Stock beneficially owned (ii) 1,057,000 shares of the Issuer’s Common Stock the Reporting Person has the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”) and (iii) 1,136,000 shares of the Issuer’s Common Stock the Reporting Person has the right to acquire through the exercise of Class A Warrants (“Class A Warrants”). The Pre-Funded Warrants and the Class A Warrants contain a provision (the “Beneficial Ownership Blocker”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock Outstanding. As a result, the Reporting Person is currently prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 1,648,485 shares of Common Stock.

2 The number of shares outstanding for purposes of this percentage calculation assumes (i) 16,102,872 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 424B5 Prospectus as filed with the Securities and Exchange Commission (“SEC”) on November 27, 2019, plus (ii) 398,485 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants and Class A Warrants, as limited by the Beneficial Ownership Blocker.

CUSIP No. 98420X103	13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rajeev Shah

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0 shares

		6.	Shared Voting Power 1,648,485[1] shares

		7.	Sole Dispositive Power 0 shares

		8.	Shared Dispositive Power 1,648,485[1] shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,648,485[1] shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%[2]

12.	Type of Reporting Person (See Instructions) HC, IN

1The shares reported herein for the Reporting Person represent (i) 270,292 shares of the Issuer’s Common Stock beneficially owned (ii) 1,057,000 shares of the Issuer’s Common Stock the Reporting Person has the right to acquire through the exercise of pre-funded warrants (“Pre-Funded Warrants”) and (iii) 1,136,000 shares of the Issuer’s Common Stock the Reporting Person has the right to acquire through the exercise of Class A Warrants (“Class A Warrants”). The Pre-Funded Warrants and the Class A Warrants contain a provision (the “Beneficial Ownership Blocker”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock Outstanding. As a result, the Reporting Person is currently prohibited from exercising the warrants to the extent that exercise would result in ownership of more than 1,648,485 shares of Common Stock.

2 The number of shares outstanding for purposes of this percentage calculation assumes (i) 16,102,872 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 424B5 Prospectus as filed with the Securities and Exchange Commission (“SEC”) on November 27, 2019, plus (ii) 398,485 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants and Class A Warrants, as limited by the Beneficial Ownership Blocker.

CUSIP No. 98420X103	13G

Item 1.

(a)       Name of Issuer: X4 Pharmaceuticals, Inc. (the “Issuer”).

(b)       Address of the Issuer’s Principal Executive Offices: 955 Massachusetts Avenue, 4th Floor, Cambridge, MA 02139.

Item 2.

(a)       Name of Person Filing: This joint statement on Schedule 13G is being filed by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, and Mr. Shah are collectively referred to herein as the “Reporting Persons.”

The Common Stock reported herein includes Common Stock beneficially owned directly by RA Capital Healthcare Fund, L.P. (the “Fund”) and Common Stock beneficially owned directly by a separately managed account (the “Account”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund and the Account. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)       Address of Principal Business Office: The principal business office of the Reporting Persons is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)        Citizenship: RA Capital is a Delaware limited partnership. Dr. Kolchinsky and Mr. Shah are United States citizens.

(d)       Title and Class of Securities: Common stock (“Common Stock”)

(e)       CUSIP Number: 98420X103

CUSIP No. 98420X103	13G

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) RA Capital Management, L.P. is a registered investment adviser and is filing this statement in accordance with §240.13d-1(b)(1)(ii)(E);

(g) Peter Kolchinsky and Rajeev Shah are control persons and are filing this statement in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

The Fund holds (i) 229,918 shares of Common Stock, (ii) Pre-Funded Warrants with the right to acquire 898,873 shares of Common Stock and (iii) Class A Warrants with the right to acquire 966,054 shares of Common Stock. The Account holds (i) 40,374 shares of Common Stock, (ii) Pre-Funded Warrants with the right to acquire 158,127 shares of Common Stock and (iii) Class A Warrants with the right to acquire 169,946 shares of Common Stock. The Pre-Funded Warrants and the Class A Warrants may not be exercised, however, to the extent that, following such exercise, the holders, together with their affiliates and other attribution parties, including the Reporting Persons, would beneficially own more than 9.99% of the Common Stock outstanding immediately following such exercise. Accordingly, the Pre-Funded Warrants and Class A Warrants held by the Fund and the Account currently may not be exercised if, as a result of such exercise, the Reporting Persons would beneficially own more than 1,648,485 shares of Common Stock.

(b)	Percent of Class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

	(ii)	shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).

	(iii)	sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).

	(iv)	shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

CUSIP No. 98420X103	13G

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98420X103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

CUSIP No. 98420X103	13G

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 14, 2020, is by and among RA Capital Management, LLC and Peter Kolchinsky (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of X4 Pharmaceuticals, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
Peter Kolchinsky
Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah